EXHIBIT 9



                   D.H. Blair Investment Banking Corp.
                            44 Wall Street
                           New York, NY 10005


                                                            May 8, 2001


VIA FEDERAL EXPRESS



[$10 Preferred Holder]


         Re:      James Finkelstein Letter Agreement

Dear [Holder]:

         As you are aware, the good news is that James Finkelstein has agreed to become the new President and Chief Executive Officer of News Communications, Inc. pursuant to the terms of a certain letter agreement, a copy of which has been provided to you. The letter agreement contemplates a potential transaction where a new entity in which Mr. Finkelstein would have a 50.1% ownership interest would acquire News Communications. The letter agreement contemplates that you, the other holders of New Communications' $10 Convertible Preferred Stock and certain other shareholders of News Communications, including D.H. Blair Investment Banking Corp., would acquire the balance of the shares in the new entity. Since you received a copy of the letter agreement, it has been slightly revised. Attached please find a black-lined version showing the changes.

         Based upon the current capitalization of News Communications, a copy of which is attached (and assuming a conversion price of $1.54 for your shares of $10 Preferred Stock), each share of News Communications' common stock held by you would be converted into .1752 shares of common stock in the new entity having a value of $.1752 per share and subordinated notes in the new entity having a principal amount of $1.1248 per share, or an aggregate value of $1.30 per share.

         The letter agreement also contemplates that you will vote in favor of the transaction described above, that you will convert your shares of $10 Convertible Preferred Stock into common stock prior to such transaction and that you will waive your right to designate one half of the members of the Board. We believe that the proposed arrangement with Mr. Finkelstein represents the best opportunity for a meaningful return on our equity investment in News Communications. Wilbur Ross concurs and has agreed to vote in favor of the transaction as long as he and the other holders of the $10 Preferred Stock receive shares in the new entity having a value of $.20 per share.

         Since the conversion ratio as currently contemplated would result in you and the other holders of $10 Preferred Stock receiving stock in the new entity having a value of less than $.20 per share, D.H. Blair Investment Banking Corp. has agreed to make up the difference. Accordingly, in consideration for your agreement to consent to the foregoing, if, for any reason whatsoever, you would receive shares of stock in the new entity having a value of less than $.20 per share, at your election, immediately after the consummation of the transaction with the new entity, D.H. Blair will cause to be transferred to you a number of shares of the new entity's common stock so that you will hold .2 shares of the common stock of the new entity having a value of $.20. In consideration for this transfer, you would transfer to D.H. Blair Investment Banking Corp. subordinated notes in Newco having a value equal to the shares transferred to you. We would enter into a formal agreement to undertake the exchange at the time the transaction is authorized.

         Based upon the currently contemplated capitalization of the new entity, and as an inducement to preferred holders, D.H. Blair Investment Banking Corp. would transfer to you and the other holders of $10 Preferred Stock an aggregate of 19,246 shares of the new entity's common stock or 109,852 of its current shares and you would transfer, if you choose to take the shares, subordinated notes of the same value. It is possible that the capitalization of News Communications at the time of the transaction will be slightly different than that set forth on the attached capitalization summary. This will cause the numbers outlined above to change. However, we do not believe that any such change will be materially different.

         If the above is acceptable to you, please sign the FOUR (4) signature pages to the letter agreement and the FOUR (4) copies of the Waivers enclosed herewith. Once executed, please return the signed documents to the following address at your earliest convenience:

                           Kay L. Kim
                           Piper Marbury Rudnick & Wolfe LLP
                           1251 Avenue of the Americas
                           New York, NY 10020

         If you have any questions with regard to the foregoing, please contact either Wilbur Ross at (212) 826-2211 or Martin A. Bell at (212) 495-4595.

         I urge you to sign this as expeditiously as possible and return it so that the Company can promptly effectuate this vital transaction, in order to bring on James Finkelstein, an outstanding world-class publishing executive, so that he can take the Company out of its dismal recent status and grow its important platform of publishing holdings into a potentially outstanding growth company that will benefit every one of us.

         Thank you so much for your kind cooperation.

         May you go from strength to strength!



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With kindest personal regards and best wishes for everything great always, I am

                                         Sincerely,

                                         D.H. Blair Investment Banking Corp.



                                        By:_________________________________
                                             J. Morton Davis
                                             Chairman